UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   June 30, 2003

Cowlitz Bancorporation

(Exact Name of Registrant as specified in its charter)

Washington	0-23881	91 - 529841
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

927 Commerce Ave., Longview, Washington	98632
Address of Principal Executive Office	Zip Code

Registrant's telephone number including area code 360-423-9088

(Former name or former address, if changed since last report)   Not applicable

Item 7. Financial Statements and Exhibits

      (a)   Financial statements of business acquired.

              Not applicable.

      (b)   Pro Forma Financial Information

              Not applicable.

      (c)   Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

Exhibit

    (99)   Press Release

Item 9. Regulation FD Disclosure

      On July 25, 2003, Cowlitz Bancorporation issued a press release announcing its operating earnings for the second quarter 2003. All information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.


SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  COWLITZ BANCORPORATION
                                  (Registrant)

Date: July 25, 2003   By: /s/ Richard J. Fitzpatrick
                                 Richard J. Fitzpatrick
                                 Chief Executive Officer

July 25, 2003 1:00 p.m. Pacific Time

Company Press Release

SOURCE: *Cowlitz Bancorporation*
CONTACTS: Richard J. Fitzpatrick, Chief Executive Officer
                Donna P. Gardner, Chief Financial Officer
                (360) 423-9800

Cowlitz Bancorporation Announces Earnings

LONGVIEW, Wash., **July 25, 2003** /PRNewswire/ --

FlashResults
Cowlitz Bancorporation (NASDAQ: CWLZ)
(Numbers in Thousands, Except Per Share Data)

	Three Months Ended 6/30/03	Three Months Ended 6/30/02	Six Months Ended 6/30/03	Six Months Ended 6/30/02
Net Interest Income	$2,798	$3,328	$5,926	$6,352
Net Income	$285	$716	$928	$588
Average Diluted Shares	3,960	3,856	3,936	3,795
Diluted EPS	$0.07	$0.19	$0.24	$0.15

Cowlitz Bancorporation (NASDAQ: CWLZ - news) today reported net income of $285,000 or $0.07 per diluted share for the second quarter of 2003, compared to net income of $716,000 or $0.19 per diluted share during the same period of 2002. Net income for the six months ended June 30, 2003 was $928,000 or $0.24 per diluted share compared to $588,000 or $0.15 per diluted share for the six months ended June 30, 2002. The year-to-date results for 2002 included a goodwill impairment charge of $791,000 after tax from the adoption of a new accounting principle during the first quarter of 2002. Net income prior to that charge was $1.4 million or $0.36 per diluted share for the six months ended June 30, 2002.

"The Company's net interest income during the second quarter was adversely affected by somewhat reduced interest rate margins, a shorter holding period for residential mortgage loans prior to their sale into the secondary market, and decreased outstanding commercial loan balances during the period," said Richard J. Fitzpatrick, President and CEO of Cowlitz Bancorporation and its wholly-owned subsidiary, Cowlitz Bank. "In the mortgage operation, volumes of loans held for sale have declined due in part to continued process improvements which have reduced the time mortgage loans are in the sales pipeline. We are focusing on increasing our market share in the areas we currently serve and are increasing mortgage production of loans brokered to Bay Mortgage, a division of Cowlitz Bank." Ernie Ballou, Chief Credit Administrator, added, "Certain lower quality commercial loans are being reduced through more intensive management; we are working to replace them with better quality loans. The current low interest rate environment and adverse economic conditions have created a challenging period for commercial lending."

For the three months ended June 30, 2003, Cowlitz added $43,000 to its provision for loan losses. This improvement compares to a loan loss provision of $355,000 for the three months ended June 30, 2003. The loan loss reserve stands at $5.9 million, or 3.47% of total loans and 156% of non-performing loans as of June 30, 2003. The Company recorded net charge-offs of $849,000 during the first six months of 2003, compared to $838,000 during the same period of 2002.

Total non-performing assets declined to $5.8 million at June 30, 2003 compared to $7.4 million at December 31, 2002, and $5.8 million at June 30, 2002. Cowlitz' non-performing assets as a percent of total assets was 1.94% at June 30, 2003 compared to 2.14% at December 31, 2002, and 1.73% at June 30, 2002.

Total assets at June 30, 2003 were $298.3 million compared to $345.2 million at December 31, 2002, a decrease of $46.9 million or 13.6%. Net loans and loans held for sale decreased $25.3 million, and $36.6 million, respectively, comparing the balances at June 30, 2003 to the balances at December 31, 2002.

Cowlitz Bancorporation is the holding company of Cowlitz Bank. Cowlitz Bank's divisions include Bay Bank, Bellevue, Washington; Northern Bank of Commerce, Portland, Oregon; and Bay Mortgage, with four offices in Western Washington. Cowlitz specializes in commercial banking services for Northwest businesses, professionals, and retail customers, with a total of six full-service banking offices. Financial services in addition to banking include trust services, mortgage banking and escrow services.

Forward-Looking Statements

This press release contains forward-looking statements regarding increasing market share, increasing mortgage loan production, and replacing lower quality mortgage assets with better quality loans. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements are subject risks and uncertainties. Actual results could differ materially from those discussed in this press release as a result of risk factors identified in the Company's Form 10-K for the year ended December 31, 2002, and Form 10-Q for the quarter ended March 31, 2003, each filed with the SEC.

FINANCIAL HIGHLIGHTS

(Unaudited except December 31, 2002 results - $ in thousands, except per share)

INCOME STATEMENT	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	2003	2002
Interest income	$ 4,151	$ 5,560	$ 8,810	$ 11,119
Interest expense	1,353	2,232	2,884	4,767
Net interest income	2,798	3,328	5,926	6,352
Provision for loan losses	43	355	566	655
Net interest income after loan loss provision	2,755	2,973	5,360	5,697
Non-interest income	2,710	2,374	6,204	4,812
Non-interest expense	5,019	4,815	10,124	9,356
Income before provision for income taxes	446	532	1,440	1,153
Provision for income taxes	161	(184)	512	59
Income from continuing operations	285	716	928	1,094
Discontinued operations:				
Income from discontinued operations, net of tax	-	-	-	6
Gain on disposal, net of tax	-	-	-	279
Income before change in accounting	285	716	928	1,379
Change in accounting, net of tax	-	-	-	(791)
Net income	$ 285	$ 716	$ 928	$ 588
Basic earnings per weighted average share of common stock				
Continuing Operations	$ 0.07	$ 0.19	$ 0.24	$ 0.29
Discontinued operations	$ -	$ -	$ -	$ 0.08
Cumulative effect of a change in accounting principle	$ -	$ -	$ -	$ (0.21)
Net income (loss) per basic share of common stock	$ 0.07	$ 0.19	$ 0.24	$ 0.16
Diluted earnings per weighted average share of common stock				
Continuing Operations	$ 0.07	$ 0.19	$ 0.24	$ 0.29
Discontinued operations	$ -	$ -	$ -	$ 0.08
Cumulative effect of a change in accounting principle	$ -	$ -	$ -	$ (0.21)
Net income (loss) per diluted share of common stock	$ 0.07	$ 0.19	$ 0.24	$ 0.15
Weighted average shares outstanding				
Basic	3,835,261	3,738,245	3,827,386	3,718,989
Diluted	3,959,677	3,855,688	3,936,297	3,794,697
Actual shares outstanding				
Basic	3,861,432	3,753,172	3,861,432	3,753,172
Diluted	4,006,617	3,887,645	4,006,617	3,887,645
Efficiency Ratio	91.12%	84.44%	83.46%	83.81%
Number of full-time equivalent employees			170	195

	Three Months Ended June 30,		Six Months Ended June 30,	
SELECTED AVERAGES	2003	2002	2003	2002
Average interest-earning assets	$ 279,600	$ 318,741	$ 291,975	$ 327,977
Total average assets	$ 297,199	$ 339,234	$ 309,381	$ 349,931
Average interest-bearing liabilities	$ 218,511	$ 266,848	$ 230,274	$ 275,512
Average Equity	$ 32,516	$ 29,076	$ 32,208	$ 29,093

BALANCE SHEET

	Jun 30, 2003	Dec 31, 2002	Jun 30, 2002
Total assets	$ 298,284	$ 345,164	$ 335,250
Securities available for sale	$ 28,845	$ 33,276	$ 50,753
Securities held to maturity	$ 1,026	$ 357	$ 2,079
Loans, net of allowance for loan losses	$ 163,081	$ 188,356	$ 220,916
Loans held for sale	$ 27,017	$ 63,645	$ 20,559
Goodwill	$ 2,352	$ 2,352	$ 2,352
Other intangible assets	$ 369	$ 502	$ 634
Deposits	$ 253,348	$ 290,120	$ 280,122
Borrowings	$ 10,524	$ 21,231	$ 22,959
Equity	$ 32,364	$ 31,263	$ 29,960
Book value per share	$ 8.38	$ 8.19	$ 7.98
Tangible book value per share	$ 7.68	$ 7.44	$ 7.19
Tier 1 leverage capital ratio	9.87%	8.05%	7.81%

	Three Months Ended June 30,		Six Months Ended June 30,	
RATIOS ANNUALIZED	2003	2002	2003	2002
Return on average assets	0.38%	0.84%	0.60%	0.34%
Return on average equity	3.51%	9.85%	5.76%	4.04%
Average Equity/ average assets	10.94%	8.57%	10.41%	8.31%
Interest rate yield on interest-earning assets	5.94%	6.98%	6.03%	6.78%
Interest rate expense on interest-bearing liabilities	2.48%	3.35%	2.50%	3.46%
Interest spread	3.46%	3.63%	3.53%	3.32%
Net interest margin	4.00%	4.18%	4.06%	3.87%

	Six Months Ended June 30,	
ALLOWANCE FOR LOAN LOSSES	2003	2002
Balance at beginning of period	$ 6,150	$ 5,997
Adjustment Incident to Sale of BFC	-	(289)
Provision for loan losses	566	655
Recoveries	91	209
Charge Offs	(940)	(1,047)
Balance at end of period	$ 5,867	$ 5,525
Loan loss allowance/gross loans	3.47%	2.44%
Loan loss allowance/non-performing loans	155.83%	125.40%

NON-PERFORMING ASSETS	Jun 30, 2003	Dec 31, 2002	Jun 30, 2002
Accruing loans – over 90 days past due	$ 149	$ 982	$ 85
Nonaccrual loans	3,616	5,097	4,321
Total non-performing loans	3,765	6,079	4,406
Other real estate owned	2,016	1,304	1,403
Other assets	2	4	5
Total non-performing assets	$ 5,783	$ 7,387	$ 5,814
Total non-performing assets/total assets	1.94%	2.14%	1.73%